

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2019

Brett Moyer
Chief Executive Officer
Summit Wireless Technologies, Inc.
6840 Via Del Oro, Ste. 280
San Jose, CA 95119

> **Re: Summit Wireless Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2019**
> **File No. 333-230952**

Dear Mr. Moyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: David E. Danovitch, Esq.